UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 3)*

Sears Holdings Corporation
(Name of Issuer)

Common Shares, $.01 par value
(Title of Class of Securities)

812350106
(CUSIP Number)

Bruce R. Berkowitz c/o Fairholme Capital Management, L.L.C. 4400 Biscayne Boulevard, 9th Floor Miami, FL 33137 (305) 358-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	812350106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

20,601,973

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

25,452,373

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
25,452,373

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.9%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	812350106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce R. Berkowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

913,000

8.	SHARED VOTING POWER

20,601,973

9.	SOLE DISPOSITIVE POWER

913,000

10.	SHARED DISPOSITIVE POWER	[_]

25,452,373

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
26,365,373

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.8%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	812350106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Funds, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

16,160,773

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

16,160,773

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
16,160,773

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2%

14.	TYPE OF REPORTING PERSON*

IV

CUSIP No.	812350106

Item 1.	Security and Issuer.

No material changes from the Schedule 13D filed by Fairholme Capital Management, L.L.C., a Delaware limited liability company ("Fairholme"), Fairholme Funds, Inc. (the "Fund"), a Maryland investment company, and Mr. Bruce R. Berkowitz, a United States citizen (collectively with Fairholme and the Fund, the "Reporting Persons") on October 2, 2014.

Item 2.	Identity and Background.

(a-c, f) This Schedule 13D/A is being filed jointly by the Reporting Persons.  The principal business address of the Reporting Persons is 4400 Biscayne Boulevard, 9th Floor, Miami, Florida 33137.

Mr. Berkowitz controls the sole member of Fairholme, an investment management firm that serves as the general partner, managing member and investment adviser to several investment funds, both public and private, including the Fund and separately managed accounts (collectively, the "Fairholme Funds").

(d) Mr. Berkowitz has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the common shares of the Issuer (the "Shares") came from the working capital of the Reporting Persons over which Mr. Berkowitz, as the control person of the sole member of Fairholme, exercises investment discretion.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis.  The Reporting Persons previously disclosed that pursuant to that certain Amended and Restated Participation Agreement, dated September 30, 2014, The Fairholme Partnership, LP (the "Partnership"), a private fund affiliated with the Reporting Persons, purchased a 6.25% participation interest in the $400 million secured short-term loan disclosed on the 8-K filed by the Issuer on September 15, 2014 (the "Short-Term Loan") from entities affiliated with ESL Investments, Inc.  On February 25, 2015, three subsidiaries of the Issuer entered into an amendment to the Short-Term Loan (the "Amendment") with entities affiliated with ESL Investments, Inc. (collectively, the "Lenders"), which will be effective February 28, 2015, to extend the Short-Term Loan that is secured by mortgages on certain real property of the Issuer and its subsidiaries.  Under the terms of the Amendment, the Issuer will repay $200 million of the Short-Term Loan on March 2, 2015 and, in connection with this repayment, the Lenders have agreed to release approximately one half of the value of the pledged collateral. The remaining $200 million of the Short-Term Loan will be extended until the earlier of June 1, 2015, or the date of receipt by the Issuer of sale proceeds pursuant to a sale/leaseback or similar transaction involving the sale or other transfer by the Issuer of at least 200 Issuer properties to a newly formed real estate investment trust capitalized in part through a rights offering to the Issuer's stockholders, which is under consideration by the Issuer. The Short-Term Loan will continue to have an annual base interest rate of 5% on the principal amount outstanding.

Upon repayment of $200 million of the Loan on March 2, 2015, the Lenders intend to repay on March 3, 2015 one half of the Partnership's 6.25% participation interest in the Short-Term Loan.

The Reporting Persons and their affiliates may acquire, hold or sell participations in the Short-Term Loan or other indebtedness of the Issuer, and may discuss other potential debt or equity investments in the Issuer and its affiliates, from time to time.  The Reporting Persons have no other plans or proposals as of the date of this filing which, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D, except as set forth below.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.  The contact may include proposing or considering any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a-e)  As of the date hereof, Fairholme may be deemed to be the beneficial owner of 25,452,373 Shares (23.9%) of the Issuer, based upon the 106,507,702 Shares outstanding as of  November 28, 2014, according to the Issuer.  Fairholme has the sole power to vote or direct the vote of 0 Shares, Fairholme has the shared power to vote or direct the vote of 20,601,973 Shares, Fairholme has the sole power to dispose or direct the disposition of 0 Shares and Fairholme has the shared power to dispose or direct the disposition of 25,452,373 Shares to which this filing relates.

The Fund may be deemed to be the beneficial owner of 16,160,773 Shares (15.2%) of the Issuer, based upon the 106,507,702 Shares outstanding as of  November 28, 2014, according to the Issuer. The Fund has the sole power to vote or direct the vote of 0 Shares, the Fund has the shared power to vote or direct the vote of 16,160,773 Shares, the Fund has the sole power to dispose or direct the disposition of 0 Shares and the Fund has the shared power to dispose or direct the disposition of 16,160,773 Shares to which this filing relates.  Of the 16,160,773 Shares deemed to be beneficially owned by the Fund, 14,212,673 are owned by The Fairholme Fund and 1,948,100 are owned by The Fairholme Allocation Fund, each a series of the Fund.

Mr. Berkowitz may be deemed to be the beneficial owner of 26,365,373 Shares (24.8%) of the Issuer, based upon the 106,507,702 Shares outstanding as of  November 28, 2014, according to the Issuer.  Mr. Berkowitz has the sole power to vote or direct the vote of 913,000 Shares, Mr. Berkowitz has the shared power to vote or direct the vote of 20,601,973 Shares, Mr. Berkowitz has the sole power to dispose or direct the disposition of 913,000 Shares and Mr. Berkowitz has the shared power to dispose or direct the disposition of 25,452,373 Shares to which this filing relates.

The trading dates, number of Shares purchased or sold and the price per share for all transactions in the Shares during the last 60 days by the Reporting Persons are set forth in Exhibit B and were effected in the open market.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement

Exhibit B	A description of the transactions in the Shares that were effected by the Reporting Persons during the last 60 days is filed herewith as Exhibit B.

Exhibit C
Amended and Restated Participation Agreement, dated September 30, 2014 among PYOF 2014 Loans, LLC, The Fairholme Partnership LP and JPP II, LLC and JPP, LLC (incorporated by reference to Exhibit 1.C to the Amendment to Schedule 13D filed on October 2, 2014).

Exhibit D
Amendment to Loan Agreement, entered into on February 25, 2015 and effective as of February 28, 2015, by between JPP II, LLC and JPP, LLC and Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 26, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2015
(Date)

Fairholme Capital Management, L.L.C.

By: /s/ Paul Thomson
Chief Compliance Officer

Bruce R. Berkowitz

By: /s/ Paul Thomson
(Attorney-in-fact)

Fairholme Funds, Inc.
By: /s/ Paul Thomson
Chief Compliance Officer Fairholme Capital Management, L.L.C.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

        The undersigned agree that this Schedule 13D/A dated February 27, 2015 relating to the Common Shares, $.01 par value of Sears Holdings Corporation shall be filed on behalf of the undersigned.

Fairholme Capital Management, L.L.C.

By: /s/ Paul Thomson
Chief Compliance Officer

Bruce R. Berkowitz

By: /s/ Paul Thomson
(Attorney-in-fact)

Fairholme Funds, Inc.
By: /s/ Paul Thomson
Chief Compliance Officer Fairholme Capital Management, L.L.C.

Exhibit B

TRANSACTIONS IN SHARES BY ACCOUNTS ADVISED BY FAIRHOLME CAPITAL MANAGEMENT, L.L.C

Transaction	Date	Shares	Price
Purchase	12/30/2014	7,900	$ 31.8501
Purchase	1/5/2015	5,000	$ 31.7438
Purchase	1/6/2015	5,000	$ 30.9656
Purchase	1/7/2015	1,800	$ 31.8360
Purchase	1/22/2015	7,100	$ 32.1375
Purchase	1/22/2015	3,000	$ 32.6038
Purchase	1/22/2015	2,200	$ 32.7568
Purchase	1/26/2015	3,100	$ 34.4338
Purchase	1/27/2015	4,400	$ 34.9936
Purchase	1/28/2015	10,000	$ 32.7035
Purchase	1/29/2015	10,000	$ 32.0000
Purchase	1/30/2015	10,000	$ 31.7600
Purchase	2/2/2015	12,200	$ 32.6636
Purchase	2/12/2015	1,800	$ 33.2467
Purchase	2/26/2015	15,000	$ 35.4630
Sell	12/31/2014	12,200	$ 33.0258
Sell	1/14/2015	12,300	$ 34.0512
Sell	1/15/2015	15,900	$ 34.1889
Sell	1/16/2015	22,800	$ 34.0613
Sell	1/20/2015	45,100	$ 33.3959
Sell	1/21/2015	3,000	$ 33.3056
Sell	1/21/2015	123,000	$ 33.2706
Sell	1/27/2015	10,900	$ 34.9556
Sell	2/18/2015	20,000	$ 37.9185
Sell	2/19/2015	17,500	$ 36.5320